

40-33

811-06463

Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



June 14, 2005



05060940



SEC MAIL
RECEIVED
PROCESSING
JUN 17 2005
WASH, D.C.
190
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Memorandum and Order**, **Plaintiff's Rule 59(e) Motion to Alter or Amend Judgment** and **Memorandum in Support of Plaintiff's Rule 59(e) Motion to Alter or Amend Judgment** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-061405SEC.doc
061405 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,


SEC MAIL PROCESSING
RECEIVED
JUN 17 2005
WASH, D.C.
190
SECTION

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

MEMORANDUM AND ORDER

HERNDON, District Judge:

I. Introduction

Plaintiffs filed this purported class action in the Madison County, Illinois Circuit Court, on behalf of long-term investors of certain mutual funds, against T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc. (otherwise referred to herein as "T. Rowe Price Defendants"), Artisan Funds, Inc., Artisan Partners Limited Partnership (otherwise referred to herein as "Artisan Defendants"), AIM International Funds, Inc., and AIM Advisors, Inc. (otherwise referred to herein as "AIM Defendants"). Defendants removed the case to this Court based on federal question jurisdiction, **28 U.S.C. § 1331**, arguing that Plaintiffs' claims were preempted by the Securities Litigation Uniform Standards Act of 1998, **15 U.S.C. § 77, *et seq.*** ("SLUSA"), among other things. On January 30, 2004, the Court granted Plaintiffs' motion to remand and remanded the case to state court (Doc. 71). Defendants appealed the remand to the United States Court of Appeals for the Seventh Circuit (Doc. 73).[1]

On April 5, 2005, the Seventh Circuit reversed the remand orders and directed the Court to "undo the remand orders and dismiss plaintiffs' state-law claims." ***Kircher v. Putnam Funds Trust*, 403 F.3d 478, 484 (7th Cir. 2005)**. On May 10, 2005, the Seventh Circuit issued the mandate. The Clerk of the Court received and docketed the mandate on May 18, 2005 (Doc. 87).

Between the Seventh Circuit's April 5, 2005 opinion and the district court's receipt of the mandate, Plaintiffs filed an amended complaint pursuant to **Federal Rule of Civil Procedure 15(a)** and a motion for leave to amend the complaint (Docs. 84 & 85, respectively). The amended complaint, which contains common law negligence claims, tries to disavow all claims based on federal securities law and all bases for federal subject matter jurisdiction. The amendment of the complaint was improper. Moreover, it does not provide a new basis for remand, and it does not allow the Court to disregard the Seventh Circuit's directive.

Accordingly, pursuant to the Seventh Circuit's opinion and mandate in

[1]The Seventh Circuit consolidated this case with seven others from this judicial district regarding the same issue.

Kircher, the Court finds that federal question jurisdiction existed at the time the case was removed to this Court and that SLUSA preempts Plaintiffs' claims contained in the original complaint. Thus, the Court **VACATES the January 30, 2004** remand Order (Doc. 71) and **DISMISSES with prejudice** Plaintiffs' state law claims in accord with the Seventh Circuit's mandate. Further, the Court **STRIKES** Plaintiffs' amended complaint (Doc. 84) and **DENIES as moot** Plaintiffs' motion for leave to amend the complaint (Doc. 85).

IT IS SO ORDERED.

Signed this 27th day of May, 2005.

/s/ David RHerndon
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S RULE 59(e) MOTION TO ALTER OR AMEND JUDGMENT

Come now Plaintiffs, by and through counsel, and for their Motion to Alter or Amend the Court's May 27, 2005 Judgment pursuant to Federal Rule of Civil Procedure 59(e), state as follows:

1. On or about January 30, 2004, the Court entered an order remanding this case to state court.

2. In its May 27 Order, the Court stated that the defendants appealed that order but that is partially incorrect. Of the six defendants in this case, only two appealed: Artisan Funds, Inc., and Artisan Partners Limited Partnership. The two T. Rowe Price defendants and the two AIM defendants did not appeal the Court's January 30, 2004 remand order.

3. For reasons explained in the memorandum accompanying this motion which are hereby incorporated by reference, the Seventh Circuit's recent decision in *Kircher v. Putnam Funds*,

403 F.3d 478 (7th Cir. 2005), is of no avail to the T. Rowe Price and AIM defendants because they did not appeal the Court's January 2004 remand order.

4. With respect to the T. Rowe Price and AIM defendants, this Court lacks all jurisdiction to enter any kind of order in this proceeding, No. 03-673, and the Court's May 27 Judgment should not purport to have any effect with respect to them.

5. It is in recognition of the foregoing that the T. Rowe Price and AIM defendants removed the state court case a second time.

WHEREFORE Plaintiffs request that the Court enter an order altering and amending its May 27, 2005 Order and Judgment to reflect that the dismissal and judgment are entered exclusively as to the Artisan defendants and that the prior dismissal order and judgment and the dismissal and judgment as altered and amended have no force or effect as to the remaining four defendants, T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and AIM Advisors, Inc.

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on June 10, 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler et al.
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com

Glenn E. Davis
gdavis@armstrongteasdale.com

Lisa M. Wood
lwood@armstrongteasdale.com

Armstrong Teasdale - St. Louis
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com

Kenneth E. Rechtoris
krechtoris@bellboyd.com

Daniel Joseph Hayes dhayes@bellboyd.com

Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster et al.
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com

Martin I. Kaminsky
mikaminsky@pollacklawfirm.com

Edward T. McDermott
etmcdermott@pollacklawfirm.com

Anthony Zaccaria
azaccaria@pollacklawfirm.com

Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

and via first class U.S. mail to:

Laura Suchon
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

MEMORANDUM IN SUPPORT OF
PLAINTIFFS' RULE 59(e) MOTION TO ALTER OR AMEND JUDGMENT

On January 30, 2004, the Court entered a remand order in this case, and on May 27, 2005, the Court entered an order vacating the January 2004 order and dismissing the case with respect to all defendants pursuant to the Court's understanding of the mandate from the Seventh Circuit Court of Appeals. In the May 27 Order, the Court stated that "Defendants appealed the remand," but that is only partially correct. In fact, four defendants – T. Rowe price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc. – did not appeal. As a result of thoroughly well-established federal law, those four defendants' failure to appeal the January 2004 remand order means that the Seventh Circuit's April 5, 2005 decision directing this Court to "undo" it's 2004 remand order can have no effect whatsoever with respect to the non-appealing defendants. That is precisely the reason these four defendants filed new, second Notices of Removal in case No. 05-302.

Long ago the Supreme Court declared as "inveterate and certain" the rule that when "the law [is] declared anew and differently" in an appellate opinion, the new rule of law does not benefit a party ***in that same case*** who failed to appeal the final decision which was reversed. This is so even if – unlike the case here – the non-appealing defendant is a party-appellee to the appeal in which the new rule is announced. *Morley Const. Co . v. Maryland Casualty Co.*, 300 U.S. 185, 191 (1937). This rule is no less "inveterate and certain" (indeed, it is all the more appropriate) when applied to a party who chose not to appeal and is not a party to the appellate case in any capacity at all. In fact, in the latter case, the appellate court lacks jurisdiction over the non-appealing party and cannot change the appealed order with respect to the non-appealing party, even if the court wishes to do so. *Torres v. Oakland Scavenger Co.*, 487 U.S. 312, 315 (1988) (with respect to parties not named in a notice of appeal filed by another party, court of appeals lacks "jurisdiction over unnamed parties after the time for filing a notice of appeal has passed").

Moreover, as the Supreme Court has explicitly held, there is "no general equitable doctrine, such as that suggested by the Court of Appeals, which countenances an exception to the finality of a party's failure to appeal merely because his rights are 'closely interwoven' with those of another party" who ***did*** appeal. *Federated Dept. Stores, Inc. v. Moitie*, 452 U.S. 394, 400 (1981). Even the specter of inconsistent results does not overcome the rule that a party who fails to appeal an adverse decision is not benefited by the fruits of an appeal taken by another party. *See, e.g., Repola v. Morbark Indus., Inc.*, 980 F.2d 938 (3d Cir. 1992).

The T. Rowe Price and AIM defendants could have appealed (but chose not to appeal) the Court's 2004 remand order. Accordingly, even though in the Court's view the case must be dismissed with prejudice with respect to the Artisan defendants, the Court lacks all jurisdiction and authority to enter any order with respect to the T. Rowe Price and AIM defendants. The

Seventh Circuit itself lacked jurisdiction over the remand order with respect to the T. Rowe Price and AIM defendants because those four parties did not appeal the remand order. The Seventh Circuit's mandate cannot apply to parties nowhere mentioned in that appeal, nowhere mentioned in the Seventh Circuit's opinion and nowhere mentioned in the Seventh Circuit's mandate. Accordingly, this Court lacked jurisdiction to enter any order with respect to these defendants' who made a "calculated choice to forgo their appeals." *Federated Dept. Stores*, 452 U.S. at 401.

For the foregoing reasons, the Court should alter and/or amend its May 27 Order and Judgment to reflect that the dismissal and judgment are entered exclusively as to the Artisan defendants and that the prior dismissal order and judgment as altered and amended have no force or effect as to the remaining four defendants, T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and AIM Advisors, Inc.

By: /s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on June 10, 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler et al.
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com

Glenn E. Davis
gdavis@armstrongteasdale.com

Lisa M. Wood
lwood@armstrongteasdale.com

Armstrong Teasdale - St. Louis
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com

Kenneth E. Rechtoris
krechtoris@bellboyd.com

Daniel Joseph Hayes dhayes@bellboyd.com

Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster et al.
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com

Martin I. Kaminsky
mikaminsky@pollacklawfirm.com

Edward T. McDermott
etmcdermott@pollacklawfirm.com

Anthony Zaccaria
azaccaria@pollacklawfirm.com

Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

and via first class U.S. mail to:

Laura Suchon
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING